Mail Stop 3561

April 29, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

> **Re:** **Premier Power Renewable Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 1, 2009**
> **File No. 333-155241**
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2008**
> **Filed February 5, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-140637**

Dear Mr. Marks:

        We have reviewed your response letter and amendment to your Form S-1 filed April 1, 2009. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note that this Amendment No. 2 to your Registration Statement was submitted under an inaccurate file number, 333-140637. Please withdraw Amendment No. 2 and re-file it under the applicable file number, 333-155241. Refer to Rule 477 under the Securities Act of 1933. Please note that because you are withdrawing only Amendment No. 2, as opposed the entire registration statement, your withdrawal should use the Edgar tag "AW."

Selling Security Holders, page 19

Selling Security Holder Table, page 20

2. We note that footnote two on page 20 states that 24,448,000 shares were cancelled by Vision Opportunity Master Fund, Ltd., but your responses to comment 15 in your February 15, 2009 letter and comment three in your March 31, 2009 letter both state that 25,448,000 shares were cancelled. We also note that your 8-K filed on September 11, 2008 indicates that 25,448,000 shares were cancelled by Vision. Please revise your disclosure on page 20 and make conforming changes as needed to reflect the accurate number of shares that Vision cancelled.

Business, page 22

Financing Transaction, page 22

3. We note your statement in the fourth paragraph on page 23 that you will not receive any proceeds from the exercise of 1.6 million options held by Vision Opportunity Master Fund, Ltd. Please expand your disclosure to explain why you will not receive any proceeds from the exercise of these options. In this regard, we note your response to comment 18 of our November 10, 2008 letter which includes a footnote stating that "the 1.6 million options were not issued by the Company, but, rather from stockholders of the Company."

4. We note that in response to comment five of our March 6, 2009 letter you state a dollar value per share of $4.25 for the shares underlying the options held by Vision Opportunity Master Fund, Ltd. and this value is stated at the top of the table you provide on page 23. It appears, however, that the following calculations for "Combined Total Market Price" and "Total Possible Discount" are based on a dollar value per share of $3.30, which is the value you previously provided in response to comment 18 of our November 10, 2008. Please revise your calculations in the table on page 23 to utilize the dollar value per share of $4.25 or advise us why you do not believe this is appropriate.

5. We note the table you provide at the bottom of page 23 with the column headings "Gross Proceeds Paid/Payable in Financing Transaction" and "Combined Total Possible Profit to be Realized as a Result of all Conversion Discounts Regarding the Shares of Common Stock Underlying the Options to be Registered." In light of the disclosure you provide beginning on page 22 regarding the Financing and your decision to no longer register the shares of common stock underlying the warrants or Series A Preferred shares issued as part of the Financing, please delete this table.

6. We note the first paragraph on page 24 describing the contents of the table that follows. Please revise this paragraph to specifically state that the table represents the Share Exchange and Financing that are described beginning on page 22. Please also provide an

explanatory footnote describing the current status of the 7 million shares that are issuable to Vision Opportunities Master Fund.

7. We note that in the first table on page 24 you indicate that the market price per share of your common stock immediately prior to the Share Exchange and Financing transactions was $0. In comparison, we note your response to comment one of our March 6, 2009 letter where you state that you obtained an independent valuation of $0.42 per share with respect to the same shares. Please revise this table to utilize the $0.42 per share value. If you deem it appropriate, you should also provide explanatory footnote disclosure describing the manner in which this value was determined.

Customers, page 27

8. We note your revised disclosure in the first paragraph of this section stating that "one customer accounted for 16%" of your revenues in 2007. Please revise your disclosure to include the name of this customer.

Financial Statements, page F-2

Consolidated Statements of Operations, page F-4

9. We note from your response to comment 14 in our letter dated March 6, 2009 that the shares transferred to Genesis Capital Advisors, LLC by Mr. Marks and Mr. de Anquin were not transferred as payment for any expenses of or services to the Company. Please tell us what consideration Mr. Marks and Mr. de Anquin received for the transfer of these shares.

Note 7. Equity, page F-14

10. Please revise to disclose the amount of net proceeds received from the issuance of the preferred stock and the amounts recorded in the financial statements for the preferred stock and the warrants.

11. We reviewed your response to comment number one in our letter dated March 6, 2009 and have the following comments:

- Please provide us with a copy of the independent valuation you obtained for determining the fair value of your common stock used in your assessment of whether there was a beneficial conversion feature associated with the convertible preferred stock issuance and for allocating the proceeds from your financing transaction. We may have further comment.

- We note that you believe a change in control transaction is an event within your control. In supporting this stance, please confirm that Board approval is required for

David R. Marks
Premier Power Renewable Energy, Inc.
April 29, 2009
Page 4

> any Change of Control Transaction, as defined in your preferred stock agreement, under state law in your state of incorporation and that the preferred shareholders do not control your Board. If certain changes in control or other liquidation events, including those deemed hostile, trigger cash redemption and do not require Board approval, it appears that you would be required to present your preferred shares within mezzanine equity even if the likelihood of redemption is considered remote. See EITF Topic D-98.

- We note that you determined the combined fair value of the convertible preferred stock and related warrants to be approximately $2 million. Please explain in further detail why you believe your valuations are appropriate, as we are unclear why an investor would pay $7 million for securities deemed to be worth only $2 million. As previously requested, please clarify how you determined the fair value of the preferred stock should equal the value of the common shares available upon conversion on the issuance date as opposed to an amount derived from a generally accepted valuation method, such as a discounted cash flow model. If you believe your valuations to be in error, please provide us with a revised relative fair value calculation and revise your financial statements accordingly.

- In previous correspondence, you indicated that offering costs of the financing included those for outside legal counsel, investment banking, preparation with auditing historical data, identifying and remediating material weaknesses and completion of the filing and related documents. Please describe in further detail the nature of these costs and why you consider all of them to be specific incremental costs directly attributable to the offering. For example, it appears the costs to remediate material weaknesses and certain auditing and filing costs would have been incurred absent the financing transaction.

Note 8. Income Tax, page F-15

12. We reviewed your response to comment 16 in our letter dated March 6, 2009 and the disclosures added in Note 8 beginning on page F-15. Please revise your disclosure to reconcile the amounts of deferred tax assets and liabilities presented in your balance sheet with the amounts of deferred tax assets and liabilities presented in the table on page F-17. It appears that the difference results from the exclusion of your long-term deferred tax asset balance from the table on page F-17.

Form 10-K for Fiscal Year Ended December 31, 2008

13. The comments on the Form S-1 should be complied with in the Form 10-K to the extent applicable.

Item 9A. Controls and Procedures, page 25

Management's Annual Report on Internal Control Over Financial Reporting, page 25

14. Please revise your management's report on internal control to include your
management's conclusion as to whether your internal controls over financial reporting
were effective or ineffective as of December 31, 2008. Refer to Item 308T(a) of
Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence,
Andrew Blume, at (202) 551-3254 if you have questions regarding comments on the financial
statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-
3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any
other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
       Dominador Tolentino, Jr., Esq.
       Jamie H. Kim, Esq.